Exhibit 12

                        PHIBRO ANIMAL HEALTH CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                                          1999           2000            2001            2002            2003
                                                        ----------------------------------------------------------------------
Pre-tax income (loss) from continuing
  operations before loss from equity
  investees                                               (603)          2,433         (11,288)        (10,848)          7,930
Interest capitalized net of amortization
  of capitalized interest                                 (263)            (73)             38
Fixed Charges:
Interest expensed and capitalized and
  amortization of deferred debt
  issuance cost                                         13,142          14,754          18,574          18,264          16,789
Interest portion of rental expense                         471             501             617             687             757
                                                        ----------------------------------------------------------------------
Total fixed charges                                     13,613          15,255          19,191          18,951          17,546

Total earnings                                          13,010          17,688           7,640           8,030          25,514
Ratio of earnings to fixed charges                          --             1.2              --              --             1.5
Deficiency in earnings available to
  cover fixed charges                                     (603)             --         (11,551)        (10,921)             --